EXHIBIT (21)

Subsidiaries of Empire

Subsidiary	State of Organization
EDE Holdings, Inc.	Delaware
Empire District Industries, Inc.	Delaware
Fast Freedom, Inc.	Missouri
Conversant, Inc.	Delaware
Southwest Energy Training, L.L.C.	Missouri
Mid-America Precision Products, L.L.C.	Missouri